MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Schlumberger Limited (Schlumberger N.V.)

DATE:	March 10, 2005

RE:	Preliminary Proxy Materials on Schedule 14A Filed February 8, 2005 File No. 1-04601

We are responding to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated March 9, 2005 regarding the filing listed above. For your convenience, our responses are prefaced by the Staff’s corresponding comment in bold text. Where applicable, our responses indicate the additions or revisions we included in the revised preliminary proxy statement we are filing today. We will provide the Staff with courtesy copies of the revised preliminary proxy statement marked to show all changes made since the preliminary proxy statement was originally filed, together with copies of this memorandum.

Our 2005 Annual General Meeting of Stockholders is currently scheduled to be held on April 13, 2005 and definitive copies of the proxy statement and the form of proxy are expected to be filed with the Commission and mailed to our stockholders on or about March 15, 2005. As such, we respectfully request that the Commission provide us any further comments on the preliminary proxy statement by the close of business tomorrow - Friday, March 11, 2005 - so that we can begin the printing process. In addition, the financial statements as of and for the year ended December 31, 2004 that are to be adopted and approved at the 2005 Annual General Meeting of Stockholders were included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which was filed with the Commission on March 4, 2005.

Schedule 14A

Cover Page

1.	It appears that the third proposal relating to amendments of your Articles of Incorporation presents separate matters requiring separate considerations and votes by the shareholders of Schlumberger. Please unbundle these proposals or tell us why unbundling will not be appropriate. See Rule 14a-4(a)(3) under the Proxy Rules and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on the SEC website. We may have further comment upon reviewing your response.

Response:

In response to the Staff’s comment, we have revised our preliminary proxy statement to unbundle the third proposal relating to amendments to our Articles of Incorporation by providing for a stockholder vote on the mandatory amendments and a separate stockholder vote on the voluntary amendments.

2.	For each voluntary amendment to your Articles of Incorporation, discuss the purpose and effect of the proposed amendment. We may have further comment.

Response:

In response to the Staff’s comment, we have revised our preliminary proxy statement to discuss the purpose and effect of each of the proposed voluntary amendments.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call J. David Kirkland, Jr. at (713) 229-1101, Sean T. Wheeler at (713) 229-1268 or Patrick Whitman at (713) 229-4062 if you have any questions about the above responses, or require any further information. We appreciate your prompt attention to this matter.